Filed by Oasis Petroleum Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Whiting Petroleum Corporation

Commission File No.: 001-31899

The following is an email sent to all employees of Oasis Petroleum Inc. regarding the integration plan with Whiting Petroleum Corporation.

Ladies and Gentlemen:

As we shared last week, we are committed to frequent and open communication as we bring our companies together. Attached is an update on integration planning. In addition, we are providing three links: 1) a summary of bonus and severance benefits, 2) the 2012 Employee Change in Control Plan and Summary Plan Description, 3) 2021 Employee Change in Control and Summary Plan. Please feel free to stop by our offices, should you want to discuss. In addition, questions can be e-mailed to MergerQuestions@oasispetroleum.com

Oasis Compensation Benefits Communication

Oasis Petroleum 2012 Employee Change in Control Plan

Oasis Petroleum 2021 Employee Change in Control Plan

Regards,

Danny, Taylor, Michael and Niko

Joint Integration Update Letter

Whiting and Oasis Teams,

We want to begin by saying thank you for your continued hard work and dedication to operating safely and collaboratively. It’s been a busy couple weeks since we announced our proposed merger. We have enjoyed seeing many of you at our Town Halls, and we’ve appreciated your willingness to ask tough questions, while being open-minded about how the future will look. Leaders from both companies are excited to get to know our teams better and will make more visits to our corporate and field offices in the coming weeks and months.

We are writing today with a few updates on our pending merger. In the coming months, we will continue to share updates with information on our progress toward the close and the integration planning process. We will also include answers to some of the frequently asked questions (FAQs) we have been receiving.

If you have questions that have not yet been addressed, please send them to MergerQuestions@oasispetroleum.com if you are an Oasis employee, and to MergerQuestions@whiting.com if you are a Whiting employee. Please keep in mind that we are still early in this process, and many decisions have not yet been made. We will answer the questions we can and keep those we don’t have an answer to yet in mind for later in the process.

Announcing the Leaders for our Integration Planning Team

We’re excited to share that we have named the leads of our integration planning team. Jason Swaren, Vice President of Operations for Oasis, will lead from the Oasis side, and Kevin Kelly, Vice President, Business Development and ESG for Whiting, will lead the team from the Whiting side.

Kevin joined Whiting in 2018 after spending 20 years with Anadarko Petroleum Corporation. Jason joined Oasis in 2012, after working in Operations at Schlumberger for nearly 20 years.

Jason and Kevin, in conjunction with other management members, are currently interviewing external integration planning advisors and the combined group will be putting together the rest of the team that will lead the integration planning effort. We will share more updates about their work, including team members, as decisions are made. Please note an individual’s participation on the integration team, or in initial integration meetings, is not an indication of their future employment. Finally, the integration process will take time but we are committed to providing frequent updates and as much transparency in the process as possible.

Send Your Suggestions for our New Company Name!

As previously announced, the combined company will operate under a new name and is expected to trade on the NASDAQ under a new ticker. We would love to hear your ideas for our new company name! Please share suggestions with NewName@Whiting.com (Whiting employees) and NewName@oasispetroleum.com (Oasis employees).

Change in Control Benefits

We know there are questions about how the merger will impact 2022 bonuses and RSUs and what severance will be for employees who ultimately leave the company. We have outlined what we know now in the linked documents within the integration email. We commit to providing timely updates as additional decisions are made.

We also want to reiterate several important points:

•	There is no change to your compensation or benefits between now and close.

•	We expect to maintain nearly all staff through year-end.

•	Senior leaders from Whiting and Oasis will be visiting corporate and field offices over the coming weeks and months to get to know the teams.

•	People will drive our success. Stay focused on doing your best.

Business as Usual Until Close

As a reminder, we expect the transaction to close in the second half of this year, subject to customary closing conditions. In the meantime, we are operating as separate companies. Let’s all stay focused on executing safely and supporting each other. For legal reasons, we want to remind you not to comment on social media about the transaction and to refrain from connecting with our future colleagues at the other company unless you are directed to do so in connection with the integration planning process.

We are fortunate to work alongside such talented and dedicated colleagues. Thank you again for all you do for Oasis and Whiting.

Sincerely,

Lynn Peterson and Danny Brown

OASIS COMPENSATION BENEFITS COMMUNICATION

The proposed merger with Whiting Petroleum Corporation (“Whiting”) will result in certain compensation benefits upon closing. The first group of benefits relates to the 2022 incentive cash bonus, and the second group of benefits relates to Change in Control benefits for employees who are terminated upon or after closing. Below is a summary of such benefits, which apply to employees below the VP level. However, this summary is intended for discussion purposes only and is qualified by reference to the full terms and conditions described in the applicable compensation arrangements or the documentation governing the proposed merger, as applicable.

What are the 2022 incentive cash bonus benefits?

Bonuses for the 2022 calendar year will be measured and paid, pro rata, in two separate periods: (1) before the closing of the merger and (2) after closing of the merger, as follows:

•	For the performance period before closing, cash bonuses will be paid on the greater of (i) target or (ii) actual performance as determined by the Oasis Board immediately prior to closing;

•	For the performance period between closing and December 31, 2022, cash bonuses will be based on 150% of target; and

•

For the pro-rated bonus, in both periods, corporate performance and individual performance will be considered, and employees must remain employed through the second performance period unless the merged company determines an earlier termination is warranted, in which case a pro-rata bonus will be paid.

What are the Change in Control benefits?

Upon closing, the merger with Whiting will constitute a Change In Control under Oasis’s benefits plans and may lead to certain enhanced severance benefits for employees who experience a qualifying termination of employment. These “Enhanced Severance Benefits” may include cash payments, continuation of COBRA, and accelerated vesting of equity or cash-settled LTI awards. The mechanics of these benefits are set forth in the 2012 Employee Change in Control Plan (as amended from time to time, the “2012 Plan”) and the 2021 Employee Change in Control and Summary Plan (as amended from time to time, the “2021 Plan”), as applicable, and your individual notice of LTI award.

Who receives the Enhanced Severance Benefits?

If the Whiting merger closes, individuals who are terminated “Without Cause” or resign for “Good Reason” (which would include (i) a material reduction in your base compensation or (ii) a permanent relocation in the geographic location at which you perform services of more than 50 miles) will receive the Enhanced Severance Benefits if the termination occurs within the time period specified in the applicable Oasis Plan. “Without Cause” and “Good Reason” are defined in the 2012 Plan and 2021 Plan, as applicable.

What happens to my LTI Award if there is a Change in Control?

Equity awards will be converted and otherwise continue in accordance with their terms following the merger. Any unvested equity awards (including converted awards and cash-settled awards) will fully vest for individuals who are terminated “Without Cause” or resign for “Good Reason” within 18 months of the closing. This vesting will include the cash value of any dividends paid, including the special dividend associated with closing.

What benefits will I receive if my employment is terminated as a result of the Change in Control?

Oasis employees who are terminated “Without Cause” or resign for “Good Reason” will receive either: (i) the severance benefits provided for under the applicable Oasis plan; or (ii) the severance benefits the Whiting plan provided for a similarly situated employee, whichever provides the greatest benefit to the employee. A side-by-side comparison will be made in each case.

At a minimum, Oasis employees will receive the following benefits (available under Whiting’s Plan):

•	Cash payment equal to 75% of base salary;

•

A bonus payment (if terminated in 2022, a prorated bonus for the year of termination, paid at target (less any previously paid amount for the current year, e.g. a mid-year bonus payment), or if terminated in 2023 before 2022 bonuses are paid, the full 2022 bonus (less previously paid amount), determined as described above under the “2022 Cash bonus benefits”); and

•	Reimbursement of COBRA premiums for 12 months following termination.

Oasis employees may be entitled to additional benefits under the particular Oasis CIC plan in which they participate. Individual calculations will be completed at a later date.

OASIS PETROLEUM 2012 EMPLOYEE CHANGE IN CONTROL PLAN

OASIS PETROLEUM INC.

EMPLOYEE CHANGE IN CONTROL PLAN

AND SUMMARY PLAN DESCRIPTION

1. Purpose and Effective Date. Oasis Petroleum Inc. (the “Company”) has adopted this Employee Change in Control Plan (the “Plan”) to provide for the payment of change in control benefits to Eligible Individuals. The Plan was approved by the Board of Directors of the Company (the “Board”) on November 3, 2011 and will be effective as of March 31, 2012.

2. Definitions. For purposes of the Plan, the terms listed below will have the meanings specified herein:

(a) “Accrued Payments” means (i) any unpaid Base Salary through the Date of Termination (but calculated at the rate then in effect), which shall be paid within 30 business days of the Date of Termination, (ii) any unpaid Performance Bonus earned in the calendar year prior to the Date of Termination, which shall be paid at the time annual bonuses are normally paid by the Company, (iii) unreimbursed business expenses that are eligible for reimbursement in accordance with the applicable Company policies through the Date of Termination, and (iv) such employee benefits, if any, as to which an Eligible Individual may be entitled pursuant to the terms governing such benefits.

(b) “Base Salary” means the amount an Eligible Individual actually received as wages or salary for the year preceding the year that includes the Date of Termination (or if Employee was not employed by the Company for such preceding year, such annualized amount as in effect for the year that includes the Date of Termination). For any year in which an Eligible Individual’s wages are paid on an hourly basis, “Base Salary” shall be determined based on the Eligible Individual’s hourly rate of pay and assuming a 40 hour work week, except that for any part-time hourly arrangement, “Base Salary” shall be determined based on the Eligible Individual’s hourly rate of pay and the regularly scheduled hours of work each week.

(c) “Cause” means a determination made in good faith by the Administrator that an Eligible Individual (i) has been convicted of a misdemeanor involving moral turpitude or a felony, (ii) has engaged in grossly negligent or willful misconduct in the performance of his duties for the Company (other than due to the Eligible Individual’s incapacity due to physical or mental illness), which actions have had a material detrimental effect on the Company and which actions continued for a period of thirty (30) days after a written notice of demand for performance has been delivered to the Eligible Individual specifying the manner in which the Eligible Individual has failed to perform, (iii) has breached the provisions of Section 6 of this Plan, (iv) has engaged in conduct which is materially injurious to the Company (including, without limitation, misuse or misappropriation of the Company’s funds or other property), or (v) has committed an act of fraud. No act, nor failure to act, on the Eligible Individual’s part shall be considered “willful” unless he has acted, or failed to act, with an absence of good faith and without reasonable belief that his action or failure to act was in the best interest of the Company and its affiliates. Notwithstanding anything contained in this Plan to the contrary, no failure to perform by the Eligible Individual after Notice of Termination is given by the Eligible Individual shall constitute Cause.

(d) “Change in Control” means the occurrence of any of the following events:

(i) The consummation of an agreement to acquire or a tender offer for beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act by any Person, of 50% or more of either (x) the then outstanding shares of Stock (the “Outstanding Stock”) or (y) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this paragraph (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or (D) any acquisition by any entity pursuant to a transaction that complies with clauses (A), (B) and (C) of paragraph (iii) below;

(ii) Individuals who constitute the Incumbent Board cease for any reason to constitute at least a majority of the Board;

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another entity (a “Business Combination”), in each case, unless, following such Business Combination, (A) either (1) the Outstanding Stock and Outstanding Company Voting Securities immediately prior to such Business Combination represent or are converted into or exchanged for securities which represent or are convertible into more than 50% of, respectively, the then outstanding shares of common stock or common equity interests and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other governing body, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company, or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) or (2) the Board determines, in its sole discretion, that no Change in Control has occurred for purposes of this Plan, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or the entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock or common equity interests of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other governing body of such entity except to the extent that such ownership results solely from ownership of the Company that existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors or similar governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

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Capitalized terms included but not defined in this Section 2(d) shall have the meaning given such terms in the Oasis Petroleum Inc. 2010 Long Term Incentive Plan, as the same may be amended from time to time.

(e) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(f) “Code” means the Internal Revenue Code of 1986, as amended, and applicable administrative guidance issued thereunder.

(g) “Date of Termination” means the date of receipt of the Notice of Termination or any later date specified therein, as the case may be; provided, however, that if an Eligible Individual’s employment is terminated by reason of death, the Date of Termination shall be the date of death of the Eligible Individual. For all purposes of the Plan, an Eligible Individual’s Date of Termination shall be deemed to occur on the date the Eligible Individual incurs a “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code.

(h) “Good Reason” means, without the express written consent of the Eligible Individual, the occurrence of one of the following, as determined in a manner consistent with Treasury Regulation § 1.409A-1 (n)(2)(ii): (i) a material reduction in the Eligible Individual’s base compensation from that which is in effect immediately prior to the Change in Control, or (ii) a permanent relocation in the geographic location at which the Eligible Individual must perform services to a location more than 50 miles from the location at which the Eligible Individual normally performed services immediately prior to the Change in Control. Neither a transfer of employment among the Company and any of its affiliates nor the Company or an affiliate entering into a co-employer relationship with a personnel services organization constitutes Good Reason. In the case of an Eligible Individual’s allegation of Good Reason, (A) the Eligible Individual shall provide notice to the Company of the event alleged to constitute Good Reason within 60 days after the occurrence of such event, and (B) the Company shall have the opportunity to remedy the alleged Good Reason event within 30 days from receipt of notice of such allegation. If not remedied within that 30-day period, the Eligible Individual may submit a Notice of Termination, provided that the Notice of Termination must be given no later than 100 days after the expiration of such 30-day period, and further provided that the Date of Termination specified in such Notice of Termination (and accordingly, the Eligible Individual’s termination of employment) must occur within 30 days of the date that the Notice of Termination is submitted; otherwise, the Eligible Individual will be deemed to have accepted such event, or the Company’s remedy of such event, that may have given rise to the existence of Good Reason; provided, however, such acceptance shall be limited to the occurrence of such event and shall not waive the Eligible Individual’s right to claim Good Reason with respect to future similar events.

(i) “Notice of Termination” means a written notice communicated by the Company or the Eligible Individual, as applicable, that (i) indicates the specific reason for termination of the Eligible Individual’s employment, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for the termination, and (iii) specifies the Date of Termination.

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(j) “Performance Bonus” means the annual performance bonus payment an Eligible Individual is eligible to receive for a given calendar year pursuant to the Company’s 2010 Annual Incentive Compensation Plan, as amended from time to time, or any successor annual cash performance bonus program subsequently adopted by the Company.

(k) “Severance Conditions” means an Eligible Individual’s execution and delivery to the Company on or prior to the 50th day following the Date of Termination of a release of claims agreement in the Company’s customary form, which shall exclude claims for indemnification, claims for coverage under officer and director policies, and claims as a stockholder of the Company and which may be amended by the Company to reflect changes in applicable laws and regulations and, where applicable, the Eligible Individual’s non-revocation of such release.

(l) “Weekly Salary” means the amount of an Eligible Individual’s Base Salary divided by 52.

3. Administration of the Plan.

(a) Authority of the Administrator. The Plan will be administered by a person or committee appointed by the Board to administer the Plan (the “Administrator”). Subject to the express provisions of the Plan and applicable law, the Administrator will have the authority, in its sole and absolute discretion, to: (i) adopt, amend, and rescind administrative and interpretive rules and regulations related to the Plan, (ii) delegate its duties under the Plan to such agents as it may appoint from time to time, and (iii) make all other determinations, perform all other acts and exercise all other powers and authority necessary or advisable for administering the Plan, including the delegation of those ministerial acts and responsibilities as the Administrator deems appropriate. The Administrator shall have complete discretion and authority with respect to the Plan and its application except to the extent that discretion is expressly limited by the Plan. The Administrator may correct any defect, supply any omission, or reconcile any inconsistency in the Plan in any manner and to the extent it deems necessary or desirable to carry the Plan into effect, and the Administrator will be the sole and final judge of that necessity or desirability. The determinations of the Administrator on the matters referred to in this Section 3(a) will be final and conclusive.

(b) Manner of Exercise of Authority. Any action of, or determination by, the Administrator will be final, conclusive and binding on all persons, including the Company, its owners, each Eligible Individual, or other persons claiming rights from or through an Eligible Individual. The express grant of any specific power to the Administrator, and the taking of any action by the Administrator, will not be construed as limiting any power or authority of the Administrator. The Administrator may delegate to officers or managers of the Company, or committees thereof, the authority, subject to such terms as the Administrator will determine, to perform such functions, including administrative functions, as the Administrator may determine. The Administrator may appoint agents to assist it in administering the Plan.

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(c) Limitation of Liability. The Administrator will be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company, the Company’s legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Plan. The Administrator and any officer or employee of the Company acting at the direction or on behalf of the Administrator will not be personally liable for any action or determination taken or made in good faith with respect to the Plan and will, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

4. Eligibility. Except as otherwise limited in this Section 4, all employees of the Company (“Eligible Individuals”) are eligible to receive the benefits described in this Plan; provided, that any individual who is entitled to severance or change in control benefits pursuant to a separate written agreement between the Company (or one of its affiliates) and the individual or pursuant to the Oasis Petroleum Inc. Executive Change in Control and Severance Benefit Plan shall not be an Eligible Individual.

5. Change in Control Plan Benefits.

(a) Upon the occurrence of a Change in Control, all unvested equity awards under the Company’s 2010 Long Term Incentive Plan, or other plans of the Company, held by an Eligible Individual as of such date shall become immediately vested, regardless of any other established vesting schedule, such that all remaining unvested equity awards shall be fully vested on the date of such Change in Control (except to the extent the terms of any such equity awards explicitly provide that accelerated vesting upon a Change in Control is not intended).

(b) In the event an Eligible Individual is terminated by the Company for any reason other than for Cause or an Eligible Individual terminates employment for Good Reason, in each case within two years following a Change in Control, then the Company shall:

(i) pay the Eligible Individual the Accrued Payments in accordance with the schedule described in Section 2(a);

(ii) pay the Eligible Individual, within 60 days following the Date of Termination, a lump sum payment equal to:

A. the Weekly Salary for every $7,000 (or part thereof) in Base Salary, plus

B. three times the Weekly Salary for every year of service (or part thereof) with the Company performed immediately prior to the Change in Control;

provided, however, that the total amount of benefits under this Section 5(b)(ii) shall not be less than 13 times the Weekly Salary nor more than 104 times the Weekly Salary; plus

(iii) pay or reimburse on a monthly basis the premiums required to continue the Eligible Individual’s group health care coverage for a period of 18 months following the Eligible Individual’s Date of Termination, under COBRA, provided that the Eligible Individual elects to continue and remains eligible for these benefits under COBRA.

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The receipt of payments or benefits under this Section 5 shall be conditioned upon the Eligible Individual’s satisfaction of the Severance Conditions. Notwithstanding anything to the contrary above, the total amount of payments provided under this Section 5 may not exceed the equivalent of two times the amount of an Eligible Individual’s annual compensation (including wages, salary, and any other benefit of monetary value) that was paid in the year preceding the termination of employment (or which would have been so paid at the Eligible Individual’s usual rate of compensation if such individual had worked a full year).

6. Eligible Individual Covenants. As a condition to participation in this Plan and the receipt of payments or benefits hereunder, each Eligible Individual agrees to the following covenants and restrictions.

(a) No Unauthorized Use or Disclosure. All information, trade secrets, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that are conceived, made, developed or acquired by an Eligible Individual, individually or in conjunction with others, during the term of his employment (whether during business hours or otherwise and whether on the Company’s premises or otherwise) that relate to the Company’s or any of its wholly-owned subsidiaries’ business, products or services and all writings or materials of any type embodying any such matters (collectively, “Confidential Information”) shall be disclosed to the Company, and are and shall be the sole and exclusive property of the Company. Confidential Information does not, however, include any information that is available to the public other than as a result of any unauthorized act of the Eligible Individual. Each Eligible Individual shall agree to preserve and protect the confidentiality of all Confidential Information and work product of the Company and its wholly-owned subsidiaries, and will not, at any time during or after the termination of the Eligible Individual’s employment with the Company, make any unauthorized disclosure of, and shall not remove from the Company premises, and will use reasonable efforts to prevent the removal from the Company premises of, Confidential Information or work product of the Company or its wholly-owned subsidiaries, or make any use thereof, in each case, except in the carrying out of the Eligible Individual’s responsibilities hereunder. An Eligible Individual shall have no obligation hereunder to keep confidential any Confidential Information if and to the extent disclosure thereof is specifically required by law; provided, however, that in the event disclosure is required by applicable law and the Eligible Individual is making such disclosure, the Eligible Individual shall provide the Company with prompt notice of such requirement, and shall use commercially reasonable efforts to give such notice prior to making any disclosure so that the Company may seek an appropriate protective order.

(b) Relief and Enforcement. Each Eligible Individual shall represent to the Company that he has read and understands, and agrees to be bound by, the terms of this Section 6. It is the desire and intent of the Company and each Eligible Individual that the provisions of this Section 6 be enforced to the fullest extent permitted under applicable law, whether now or hereafter in effect. However, to the extent that any part of this Section 6 may be found invalid, illegal or unenforceable for any reason, it is intended that such part shall be enforceable to the extent that a court of competent jurisdiction shall determine that such part, if more limited in scope, would have been enforceable, and such part shall be deemed to have been so written and the remaining parts shall as written be effective and enforceable in all events. Each Eligible Individual and the Company shall further agree and acknowledge that, in the event of a breach or

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threatened breach of any of the provisions of this Section 6, the Company shall be entitled to immediate injunctive relief, as any such breach would cause the Company irreparable injury for which it would have no adequate remedy at law. Nothing herein shall be construed so as to prohibit the Company from pursuing any other remedies available to it hereunder, at law or in equity, for any such breach or threatened breach. For purposes of this Section 6, references to the Company shall include any affiliate of the Company, which, for these purposes, means an individual or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a specified individual or entity.

7. Claims for Benefits.

(a) Initial Claim. In the event that an Eligible Individual or his estate claims (a “claimant”) to be eligible for a payment under the Plan, or claims any other rights under the Plan, such claimant must complete and submit such claim forms and supporting documentation as will be required by the Administrator, in its sole and absolute discretion. In connection with the determination of a claim, or in connection with review of a denied claim, the claimant may examine the Plan and any other pertinent documents generally available to Eligible Individuals that are specifically related to the claim. A written notice of the disposition of any such claim will be furnished to the claimant within ninety (90) days after the claim is filed with the Administrator. Such notice will refer, if appropriate, to pertinent provisions of the Plan, will set forth in writing the reasons for denial of the claim, if a claim is denied (including references to any pertinent provisions of the Plan), and, where appropriate, will describe any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary. If the claim is denied, in whole or in part, the claimant will also be notified of the Plan’s claim review procedure and the time limits applicable to such procedure.

(b) Request for Review. Within ninety (90) days after receiving written notice of the Administrator’s disposition of the claim, the claimant may file with the Administrator a written request for review of his claim. In connection with the request for review, the claimant will be entitled to be represented by counsel and will be given, upon request and free of charge, reasonable access to all pertinent documents for the preparation of his claim. If the claimant does not file a written request for review within ninety (90) days after receiving written notice of the Administrator’s disposition of the claim, the claimant will be deemed to have accepted the Administrator’s written disposition, unless the claimant was physically or mentally incapacitated so as to be unable to request review within the ninety (90) day period.

(c) Decision on Review. After receipt by the Administrator of a written application for review of an initial claim determination, the Administrator will review the claim taking into account all comments, documents, records and other information submitted by the claimant regarding the claim without regard to whether such information was considered in the initial benefit determination. The Administrator will notify the claimant of its decision by delivery via certified or registered mail to the claimant’s last known address. A decision on review of the claim will be made by the Administrator within forty-five (45) days of receipt of the written request for review. If special circumstances require an extension of the forty-five (45) day period, the Administrator will so notify the claimant and a decision will be rendered within ninety (90) days of receipt of the request for review. In any event, if a claim is not

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determined by the Administrator within ninety (90) days of receipt of written submission for review, it will be deemed to be denied. The decision of the Administrator will be provided to the claimant as soon as possible but no later than five (5) days after the benefit determination is made. The decision will be in writing and will include the specific reasons for the decision presented in a manner calculated to be understood by the claimant and will contain references to all relevant Plan provisions on which the decision was based. Such decision will also advise the claimant that he may receive upon request, and free of charge, reasonable access to and copies of all documents, records and other information relevant to his claim and will inform the claimant of his right to file a civil action under section 502(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in the case of an adverse decision regarding his appeal. The decision of the Administrator will be final and conclusive.

8. General Provisions.

(a) Taxes. The Company is authorized to withhold from any payments made hereunder amounts of withholding and other taxes due or potentially payable in connection therewith, and to take such other action as the Company may deem advisable to enable the Company and Eligible Individuals to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any payments made under this Plan.

(b) Offset. The Company may set off against, and each Eligible Individual authorizes the Company to deduct from, any payments due to the Eligible Individual, or to his estate, heirs, legal representatives, or successors, any amounts which may be due and owing to the Company or an affiliate by the Eligible Individual, whether arising under this Plan or otherwise; provided that no such offset may be made with respect to amounts payable that are subject to the requirements of Section 409A of the Code unless the offset would not result in a violation of the requirements of Section 409A of the Code.

(c) Term of the Plan; Amendment and Termination. Prior to a Change in Control, the Plan may be amended or modified in any respect, and may be terminated, in any such case, by the Board; provided, however, that no such amendment, modification or termination that is adopted within one (1) year prior to a Change in Control that would adversely affect the benefits or protections hereunder of any individual who is an Eligible Individual as of the date such amendment, modification or termination is adopted shall be effective as it relates to such individual; provided, further, however, that the Plan may not be amended, modified or terminated, (i) at the request of a third party who has indicated an intention or taken steps to effect a Change in Control and who effectuates a Change in Control, or (ii) otherwise in connection with, or in anticipation of, a Change in Control that actually occurs, any such attempted amendment, modification or termination being null and void ab initio. Any action taken to amend, modify or terminate the Plan which is taken subsequent to the execution of an agreement providing for a transaction or transactions which, if consummated, would constitute a Change in Control shall conclusively be presumed to have been taken in connection with a Change in Control. For a period of two (2) years following the occurrence of a Change in Control, the Plan may not be amended or modified in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is an Eligible Individual under the Plan on the date the Change in Control occurs.

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(d) Successors. The Plan shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors, permitted assigns, heirs and personal representatives and estates, as the case may be. Neither the Plan nor any right or obligation hereunder of any party may be assigned or delegated without the prior written consent of the other party hereto; provided, however, that the Company may assign this Plan to any of its affiliates and an Eligible Individual may direct payment of any benefits that will accrue upon death. An Eligible Individual shall not have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any payments or other benefits provided under the Plan; and no benefits payable under the Plan shall be assignable in anticipation of payment either by voluntary or involuntary acts, or by operation of law, except by will or pursuant to the laws of descent and distribution. The Plan shall not confer any rights or remedies upon any person or legal entity other than the parties hereto and their respective successors and permitted assigns.

(e) Unfunded Obligation. All benefits due an Eligible Individual under this Plan are unfunded and unsecured and are payable out of the general funds of the Company.

(f) Receipt and Release. Any payment to any Eligible Individual in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims against the Company, its affiliates and the Administrator under the Plan, and such Eligible Individual shall, as a condition precedent to such payment, execute a receipt and release to such effect in satisfaction of the Severance Conditions. If any Eligible Individual is determined by the Administrator to be incompetent, by reason of physical or mental disability, to give a valid receipt and release, the Administrator may cause the payment or payments becoming due to such person to be made to another person for his benefit without responsibility on the part of the Administrator or the Company to follow the application of such funds.

(g) Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder will be construed as (i) giving an Eligible Individual the right to continue in the employ or service of the Company or an affiliate; (ii) interfering in any way with the right of the Company or any affiliate to terminate an Eligible Individual’s employment or service at any time; or (iii) giving an Eligible Individual any claim to be treated uniformly with other employees.

(h) Nonexclusivity of the Plan. The adoption of the Plan by the Company will not be construed as creating any limitations on the power of the Company to adopt such other incentive arrangements as it may deem desirable. Except as otherwise expressly provided herein, nothing contained in the Plan will be construed to prevent the Company from taking any action which is deemed by the Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any payments made under the Plan. No employee, beneficiary or other person will have any claim against the Company as a result of any such action. Any action with respect to the Plan taken by the Administrator, the Company, or any designee of the foregoing shall be conclusive upon all Eligible Individuals and beneficiaries entitled to benefits under the Plan.

(i) Severability. If any provision of the Plan is held to be illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the Plan, but such provision will be fully severable and the Plan will be construed and enforced as if the illegal or invalid provision had never been included herein.

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(j) Application of Section 409A. The amounts payable pursuant to Section 5 of this Plan are intended to comply with the short-term deferral exception, separation pay exception, and/or another exception to Section 409A of the Code. To the extent that an Eligible Individual is a “specified employee” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (the “Section 409A Regulations”) as of the Eligible Individual’s Date of Termination, no amount that constitutes a deferral of compensation subject to Section 409A which is payable on account of the Eligible Individual’s separation from service shall be paid to the Eligible Individual before the date (the “Delayed Payment Date”) which is first day of the seventh month after the Eligible Individual’s Date of Termination or, if earlier, the date of the Eligible Individual’s death following such Date of Termination. All such amounts that would, but for this Section 8(j), become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date. No interest will be paid by the Company with respect to any such delayed payments. For purposes of Section 409A of the Code, each payment or amount due under this Plan shall be considered a separate payment, and an Eligible Individual’s entitlement to a series of payments under this Plan is to be treated as an entitlement to a series of separate payments.

(k) Governing Law. All questions arising with respect to the provisions of the Plan and payments due hereunder will be determined by application of the laws of the State of Texas, without giving effect to any conflict of law provisions thereof, except to the extent Texas law is preempted by federal law.

(l) Word Usage. Words used in the masculine shall apply to the feminine, where applicable, and wherever the context of the Plan dictates, the plural shall be read as the singular and the singular as the plural.

(m) Named Fiduciary. The Administrator shall be the named fiduciary for purposes of the Plan.

(n) ERISA Rights. As a participant in the Plan, Eligible Individuals are entitled to certain rights and protections under ERISA, which provides that all Plan participants shall be entitled to:

(i) Examine without charge, at the Administrator’s office and at other specified locations such as worksites, all Plan documents, and copies of all documents filed by the Plan with the U.S. Department of Labor, such as detailed annual reports.

(ii) Obtain copies of all Plan documents and other Plan information upon written request to the Administrator. The Administrator may make a reasonable charge for the copies.

(iii) To the extent applicable, receive a summary of the Plan’s annual financial report. The Administrator is required by law to furnish each participant with a copy of this summary annual report.

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In addition to creating rights for Plan participants, ERISA imposes obligations upon the people who are responsible for the operation of employee benefit plans. The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of Eligible Individuals and beneficiaries. No one, including the Company, may fire an Eligible Individual or otherwise discriminate against the Eligible Individual in any way to prevent the Eligible Individual from obtaining benefits or exercising his or her rights under ERISA.

If a claim for a benefit under this Plan is denied in whole or in part, an Eligible Individual has the right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps an Eligible Individual can take to enforce the above rights. For instance, if an Eligible Individual requests materials from the Administrator and does not receive them within 30 days, the Eligible Individual may file suit in a federal court. In such a case, the court may require the Administrator to provide the materials and pay the Eligible Individual up to $110 a day until the Eligible Individual receives the materials, unless the materials were not sent because of reasons beyond the control of the Administrator. If an Eligible Individual’s claim for benefits is denied or ignored, in whole or in part, the Eligible Individual may file suit in a state or federal court. If an Eligible Individual is discriminated against for asserting his or her rights, the Eligible Individual may seek assistance from the U.S. Department of Labor, or file suit in a federal court. The court will decide who should pay court costs and legal fees. If the Eligible Individual is successful, the court may order the person sued by the Eligible Individual to pay the costs and fees. If the Eligible Individual loses, the court may order the Eligible Individual to pay the costs and fees (for example, if it finds that the Eligible Individual’s claim is frivolous).

If an Eligible Individual has any questions about this Plan, the Eligible Individual should contact the Administrator. If an Eligible Individual has any questions about this statement or about his or her rights under ERISA, or if an Eligible Individual needs assistance in obtaining documents from the Administrator, he or she should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington D.C. 20210. An Eligible Individual may also obtain certain publications about his or her rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

(o) Additional Information.

Plan Name:	Employee Change in Control Plan

Fiscal Year of Plan:	January 1 through December 31

Type of Plan:	Welfare Plan

Plan No.:	510

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Plan Sponsor:	Oasis Petroleum Inc. 1001 Fannin Street, Suite 1500 Houston, Texas 77002

Phone: (713) 574-1000 Employer I.D. Number: 80-0554627

Plan Administrator:	Oasis Petroleum Inc. 1001 Fannin Street, Suite 1500 Houston, Texas 77002 Phone: (713) 574-1000

Agent for Service of Legal Process:	The Administrator. Process may be served at the address specified above.

OASIS PETROLEUM INC.

By:	/s/ Thomas B. Nusz
Name:	Thomas B. Nusz
Title:	President & Chief Executive Officer
Date:	March 1, 2012

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OASIS PETROLEUM 2021 EMPLOYEE CHANGE IN CONTROL PLAN

OASIS PETROLEUM INC.

2021 EMPLOYEE CHANGE IN CONTROL PLAN

AND SUMMARY PLAN

1. Purpose and Effective Date. Oasis Petroleum Inc. (the “Company”) has adopted this 2021 Employee Change in Control Plan and Summary Plan (this “Plan”) to provide for the payment of change in control benefits to Eligible Individuals. This Plan was initially approved by the Board of Directors of the Company (the “Board”) and became effective on February 18, 2021 (the “Effective Date”).

2. Definitions. For purposes of this Plan, the terms listed below will have the respective meanings specified herein:

(a) “Acceptance Agreement” shall mean the written agreement evidencing participation under this Plan and the restrictive covenants being agreed to as a condition to participate in this Plan between the Company and the applicable employee.

(b) “Accrued Payments” means:

(i)	any unpaid Base Salary through the Date of Termination (but calculated at the rate then in effect), which shall be paid within 30 business days of the Date of Termination;

(ii)

any unpaid Performance Bonus earned in the calendar year prior to the Date of Termination, which shall be paid at the time annual bonuses are normally paid by the Company (but in no event later than March 15 of the calendar year following the calendar year to which such Performance Bonus relates);

(iii)	unreimbursed business expenses that are eligible for reimbursement in accordance with the applicable Company policies through the Date of Termination; and

(iv)	such employee benefits, if any, as to which an Eligible Individual may be entitled pursuant to the terms governing such benefits.

(c) “Base Salary” means the amount an Eligible Individual actually received as wages or salary for the year preceding the year that includes the Date of Termination (or, if Employee was not employed by the Company for such preceding year, such annualized amount as in effect for the year that includes the Date of Termination). For any year in which an Eligible Individual’s wages are paid on an hourly basis, “Base Salary” shall be determined based on the Eligible Individual’s hourly rate of pay and assuming a 40 hour work week, except that for any part-time hourly arrangement, “Base Salary” shall be determined based on the Eligible Individual’s hourly rate of pay and the regularly scheduled hours of work each week.

(d) “Cause” means the occurrence of any one or more of the following events, as determined in good faith by the Administrator:

(i)	Eligible Individual’s conviction of a misdemeanor involving moral turpitude or a felony;

(ii)

Eligible Individual’s having engaged in grossly negligent or willful misconduct in the performance of his or her duties for the Company, including, but not limited to, the willful failure to follow any lawful express directive of the Board, the Chief Executive Officer of the Company or Eligible Individual’s supervisor, within the reasonable scope of Eligible Individual’s substantive duties, which actions have had a material detrimental effect on the Company;

(iii)	Eligible Individual’s breach of Section 7 of this Plan or breach in any material respect of any material written Code of Conduct or other similar policy of the Company;

(iv)	Eligible Individual’s having engaged in conduct that is materially injurious to the Company (including, without limitation, misuse or misappropriation of the Company’s funds or other property); or

(v)	Eligible Individual’s committing an act of fraud;

provided, however, that the Company must give the Eligible Individual written notice of the acts or omissions constituting Cause within 60 days after an officer of the Company (other than the Eligible Individual) first learns of the occurrence of such event, and no termination shall be for Cause under clause (ii), (iii), (iv) or (v) above unless and until the Eligible Individual fails to cure such acts or omissions within 30 days following receipt of such written notice.

(e) “Change in Control” shall have the meaning given such term in the Company’s 2020 Long Term Incentive Plan.

(f) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as

amended.

(g) “Code” means the Internal Revenue Code of 1986, as amended, and applicable administrative guidance issued thereunder.

(h) “Date of Termination” means the date of receipt of the Notice of Termination or any later date specified therein, as the case may be; provided, however, that if an Eligible Individual’s employment is terminated by reason of death, the Date of Termination shall be the date of death of the Eligible Individual. For all purposes of this Plan, an Eligible Individual’s Date of Termination shall be deemed to occur on the date the Eligible Individual incurs a “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code.

(i) “Good Reason” means, without the express written consent of the Eligible Individual, the occurrence of one of the following arising on or after the date such Eligible Individual commences participation in this Plan and on or after the occurrence of a Change in Control, as determined in a manner consistent with Treasury Regulation §1.409A-1(n)(2)(ii):

(i)	a material reduction in the Eligible Individual’s Base Salary from that in effect immediately prior to the Change in Control; or

(ii)

a permanent relocation in the geographic location at which the Eligible Individual must perform services to a location more than 50 miles from the location at which the Eligible Individual normally performed services immediately prior to the Change in Control.

Neither a transfer of employment among the Company and any of its affiliates nor the Company or an affiliate entering into a co-employer relationship with a personnel services organization constitutes Good Reason. In the case of an Eligible Individual’s allegation of Good Reason, (A) the Eligible Individual shall provide written notice to the Company of the event alleged to constitute Good Reason within 60 days after the occurrence of such event, and (B) the Company shall have the opportunity to remedy the alleged Good Reason event within 30 days from receipt of notice of such allegation. If not remedied within that 30-day period, the Eligible Individual may submit a Notice of Termination; provided, however, that (x) the Notice of Termination must be given no later than 30 days after the expiration of such 30 day period and (y) the Date of Termination specified in such Notice of Termination (and accordingly, the Eligible Individual’s termination of employment) must occur within 30 days of the date that the Notice of Termination is submitted; otherwise, the Eligible Individual will be deemed to have accepted such event, or the Company’s remedy of such event, that may have given rise to the existence of Good Reason; provided further that such acceptance shall be limited to the occurrence of such event and shall not waive the Eligible Individual’s right to claim Good Reason with respect to future similar events.

(j) “Notice of Termination” means a written notice communicated by the Company or the Eligible Individual, as applicable, that (i) indicates the specific reason for termination of the Eligible Individual’s employment, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for the termination, and (iii) specifies the Date of Termination.

(k) “Performance Bonus” means the performance bonus payment an Eligible Individual is eligible to receive for a given calendar year pursuant to (i) the Company’s Amended and Restated 2010 Annual Incentive Compensation Plan, which became effective as of January 1, 2014, or any successor annual cash performance bonus program or similar program subsequently adopted by the Company, and

(ii) to the extent an Eligible Individual is a participant in the plan, the Oasis Petroleum Inc. Employee Incentive Plan, which became effective as of June 12, 2020.

(l) “Pro-Rata Bonus” means an amount equal to the Performance Bonus that an Eligible Individual would have been entitled to receive for the calendar year of termination, based on actual achievement of the Company performance targets, multiplied by a fraction, the numerator of which is the number of days during which the Eligible Individual was employed by the Company in the calendar year of termination, and the denominator of which is 365 or 366, as applicable.

(m) “Severance Conditions” means an Eligible Individual’s execution and delivery to the Company on or prior to the 50th day following the Date of Termination of a release of claims agreement in the Company’s customary form, which shall exclude claims for indemnification, claims for coverage under officer and director policies, and claims as a stockholder of the Company and which may be amended by the Company to reflect changes in applicable laws and regulations and, where applicable, the Eligible Individual’s non-revocation of such release.

(n) “Weekly Salary” means the amount of an Eligible Individual’s Base Salary divided by 52.

3. Administration of this Plan.

(a) Authority of the Administrator. This Plan will be administered by a person or committee appointed by the Board to administer this Plan (the “Administrator”). Subject to the express provisions of this Plan and applicable law, the Administrator will have the authority, in its sole and absolute discretion, to: (i) adopt, amend, and rescind administrative and interpretive rules and regulations related to this Plan; (ii) delegate its duties under this Plan to such agents as it may appoint from time to time; and (iii) make all other determinations, perform all other acts and exercise all other powers and authority necessary or advisable for administering this Plan, including the delegation of those ministerial acts and responsibilities as the Administrator deems appropriate. The Administrator shall have complete discretion and authority with respect to this Plan and its application except to the extent that discretion is expressly limited by this Plan. The Administrator may correct any defect, supply any omission, or reconcile any inconsistency in this Plan in any manner and to the extent it deems necessary or desirable to carry this Plan into effect, and the Administrator will be the sole and final judge of that necessity or desirability. The determinations of the Administrator on the matters referred to in this Section 3(a) will be final and conclusive.

(b) Manner of Exercise of Authority. Any action of, or determination by, the Administrator will be final, conclusive and binding on all persons, including the Company, its owners, each Eligible Individual, or other persons claiming rights from or through an Eligible Individual. The express grant of any specific power to the Administrator, and the taking of any action by the Administrator, will not be construed as limiting any power or authority of the Administrator. The Administrator may delegate to officers or managers of the Company, or committees thereof, the authority, subject to such terms as the Administrator will determine, to perform such functions, including administrative functions, as the Administrator may determine. The Administrator may appoint agents to assist it in administering this Plan.

(c) Limitation of Liability. The Administrator will be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company, the Company’s legal counsel, independent auditors, consultants or any other agents assisting in the administration of this Plan. The Administrator and any officer or employee of the Company acting at the direction or on behalf of the Administrator will not be personally liable for any action or determination taken or made in good faith with respect to this Plan and will, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

4. Eligibility. Except as otherwise limited in this Section 4, all employees of the Company (“Eligible Individuals”) are eligible to receive the benefits described in this Plan, and each such employee shall become an Eligible Individual under this Plan conditioned upon accepting and executing an Acceptance Agreement within 30 days after such agreement is delivered to such employee; provided, however, that any individual who is entitled to severance or change in control benefits pursuant to a separate written agreement between the Company (or one of its affiliates) and the individual shall not be an Eligible Individual; provided further that, for the avoidance of doubt, (i) no Eligible Individual is or will be entitled to receive any severance, change in control or other benefits under the Oasis Petroleum Inc. Employee Change in Control Plan, which plan became effective March 31, 2012 (the “Existing Employee CIC Plan”) and (ii) no participant in any of the (A) Existing Employee CIC Plan, (B) Oasis Petroleum Inc. Executive Change in Control and Severance Benefit Plan and (C) 2021 Oasis Petroleum Inc. Executive Change in Control and Severance Benefit Plan shall be an Eligible Individual under this Plan.

5. Plan Benefits.

(a) Termination by the Company Without Cause within 12 Months. In the event an Eligible Individual’s employment is terminated by the Company for any reason other than for Cause within 12 months after the Effective Date, then the Eligible Individual shall be entitled to receive the following severance benefits; provided, however, that if such termination other than for Cause occurs within 12 months following a Change in Control, then the provisions of Section 5(b) shall apply instead of the provisions of this Section 5(a):

(i)	the Accrued Payments;

(ii)

continuation of the payment of the Eligible Individual’s Weekly Salary for the 52-week period following the Date of Termination, payable on the Company’s regular payroll dates commencing with the first payroll date after the Severance Conditions have been satisfied; and

(iii)

reimbursement to the Eligible Individual, on a monthly basis, of the premiums required to continue the Eligible Individual’s group health care coverage for a period of six months following the Eligible Individual’s Date of Termination, under the applicable provisions of COBRA, but only if the Eligible Individual or his or her dependents, as applicable, elect to continue and remain eligible for these benefits under COBRA; provided, however, that the Company may, in its sole and absolute discretion and to the extent permitted by Section 409A of the Code, satisfy the requirements of this subparagraph (iii) by making a lump sum payment to the Eligible Individual equal to the Company’s estimate of the total remaining unpaid reimbursement amounts.

For the avoidance of doubt, this Section 5(a) shall not apply with respect to a termination by the Eligible Individual for Good Reason, regardless of when such termination occurs.

(b) Change in Control. In the event an Eligible Individual’s employment is terminated by the Company for any reason other than for Cause or an Eligible Individual terminates employment for Good Reason, in each case within 12 months following a Change in Control, then the Eligible Individual shall be entitled to receive:

(i)	the Accrued Payments;

(ii)

continuation of the payment of the Eligible Individual’s Weekly Salary for the for a number of weeks period following the Date of Termination equal to three weeks for each of Eligible Individual’s full years of service, payable on the Company’s regular payroll dates commencing with the first payroll date after the Severance Conditions have been satisfied; provided, however, that such salary continuation period under this Section 5(b)(ii) shall not be less than 12 weeks;

(iii)

a Pro-Rata Bonus for the calendar year of termination, payable as soon as administratively feasible following preparation of the Company’s unaudited financial statements for the applicable calendar year, but in no event later than March 15 of the calendar year following the calendar year to which such Performance Bonus relates; and

(iv)

reimbursement to the Eligible Individual, on a monthly basis, of the premiums required to continue the Eligible Individual’s group health care coverage for a period of six months following the Eligible Individual’s Date of Termination, under the applicable provisions of COBRA, but only if the Eligible Individual or his or her dependents, as applicable, elect to continue and remain eligible for these benefits under COBRA; provided, however, that the Company may, in its sole and absolute discretion and to the extent permitted by Section 409A of the Code, satisfy the requirements of this subparagraph (iv) by making a lump sum payment to the Eligible Individual equal to the Company’s estimate of the total remaining unpaid reimbursement amounts.

(c) The receipt of payments or benefits under this Section 5 shall be conditioned upon the Eligible Individual’s satisfaction of the Severance Conditions. Notwithstanding anything to the contrary above, the total amount of payments provided under this Section 5 may not exceed the equivalent of two times the amount of an Eligible Individual’s annual compensation (including wages, salary, and any other benefit of monetary value) that was paid in the year preceding the termination of employment (or that would have been so paid at the Eligible Individual’s usual rate of compensation if such individual had worked a full year).

6. Certain Excise Taxes. Notwithstanding anything to the contrary in this Plan, if an Eligible Individual is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for in this Plan, together with any other payments and benefits that such Eligible Individual has the right to receive from the Company or any of its affiliates (collectively, the “Payments”), would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the Payments shall be either (a) reduced (but not below zero) so that the present value of the Payments will be one dollar ($1.00) less than three times such Eligible Individual’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of the Payments received by such Eligible Individual shall be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better net after-tax position to such Eligible Individual. The reduction of Payments, if any, shall be made by reducing first any Payments that are exempt from Section 409A of the Code and then reducing any Payments subject to Section 409A of the Code in the reverse order in which such Payments would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time). The professional firm engaged by the Company for general tax purposes as of the day prior to the date of the event that might reasonably be anticipated to result in Payments that would otherwise be subject to the excise tax will perform the foregoing calculations. If the tax firm so engaged by the Company is serving as accountant or auditor for the acquiring company, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section 6. The Company will bear all expenses with respect to the determinations by such firm required to be made by this Section 6. The Company and such Eligible Individual shall furnish such tax firm such information and documents as the tax firm may reasonably request in order to make its required determination. The tax firm will provide its calculations, together with detailed supporting documentation, to the Company and such Eligible Individual as soon as practicable following its engagement. If a reduced Payment is made or provided and, through error or otherwise, that Payment, when aggregated with other payments and benefits from the Company (or its affiliates) used in determining if a “parachute payment” exists, exceeds one dollar ($1.00) less than three times such Eligible Individual’s base amount, then such Eligible Individual shall be required to immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Section 6 shall require the Company to be responsible for, or have any liability or obligation with respect to, such Eligible Individuals’ excise tax liabilities under Section 4999 of the Code.

7. Eligible Individual Covenants. As a condition to participation in this Plan and the receipt of payments or benefits hereunder, each Eligible Individual must agree to the following covenants and restrictions pursuant to the Acceptance Agreement:

(a) No Unauthorized Use or Disclosure.

(i)

All information, trade secrets, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that are conceived, made, developed or acquired by an Eligible Individual, individually or in conjunction with others, during the term of his or her employment (whether during business hours or otherwise and whether on the Company’s premises or otherwise) that relate to the Company’s or any of its wholly-owned subsidiaries’

business, products or services and all writings or materials of any type embodying any such matters (collectively, “Confidential Information”) shall be disclosed to the Company, and are and shall be the sole and exclusive property of the Company. Confidential Information does not, however, include any information that is available to the public other than as a result of any unauthorized act of the Eligible Individual. Each Eligible Individual shall agree to preserve and protect the confidentiality of all Confidential Information and work product of the Company and its wholly-owned subsidiaries, and will not, at any time during or after the termination of the Eligible Individual’s employment with the Company, make any unauthorized disclosure of, and shall not remove from the Company premises, and will use reasonable efforts to prevent the removal from the Company premises of, Confidential Information or work product of the Company or its wholly-owned subsidiaries, or make any use thereof, in each case, except in the carrying out of the Eligible Individual’s responsibilities hereunder. An Eligible Individual shall have no obligation hereunder to keep confidential any Confidential Information if and to the extent disclosure thereof is specifically required by law; provided, however, that in the event disclosure is required by applicable law and the Eligible Individual is making such disclosure, the Eligible Individual shall provide the Company with prompt notice of such requirement, and shall use commercially reasonable efforts to give such notice prior to making any disclosure so that the Company may seek an appropriate protective order.

(ii)

Nothing in this Plan or otherwise will prohibit or restrict an Eligible Individual from responding to any inquiry, or otherwise communicating with, any federal, state or local administrative or regulatory agency or authority or participating in an investigation conducted by any governmental agency or authority. An Eligible Individual cannot be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and (B) solely for the purpose of reporting or investigating a suspected violation of law; or that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. As a result, the Company and an Eligible Individual shall have the right to disclose trade secrets in confidence to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. Each of the Company and an Eligible Individual also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Plan is intended to conflict with that right or to create liability for disclosures of trade secrets that are expressly allowed by the foregoing.

(b) Protective Covenants and Restrictions. Acknowledging delivery of Confidential Information and that such Confidential Information is vital to an Eligible Individual’s performance of services to the Company and acknowledging that the Company is delivering and will deliver the Confidential Information partly in reliance on the protective covenants and restrictions set forth herein, each Eligible Individual must agree that the following protective covenants are reasonable and necessary for the protection of the Company’s legitimate business interests, do not create any undue hardship on the Eligible Individual, and are not contrary to the public interest:

(i)

Non-compete. Each Eligible Individual must expressly covenant and agree that, during the Eligible Individual’s employment with the Company and the 12 month period following the Eligible Individual’s Date of Termination (the “Prohibited Period”), he or she will not, directly or indirectly for his or her own account or for others, participate in, oversee, supervise, consult with or advise others with respect to:

(A)

the acquisition or disposition of producing or non-producing leasehold, mineral interests or royalty interests (including, without limitation, farm-ins, farm-out, poolings, leasing activities, unitizations and similar activities);

(B)	hydrocarbon reservoir characteristics;

(C)	drilling and completion activities (including drilling and completion objectives and techniques);

(D)	prospective geologic and geophysical targets; and

(E)	spacing of oil and gas wells

, in each case in clauses (A) through (E) only as relates to the Restricted Area (as defined below); provided, however, that with respect to any portion of the Restricted Area located in North Dakota, the restrictions set forth in clauses (A) through (E) shall apply only to the Target Formation.

(ii)	Non-solicitation. Each Eligible Individual must further expressly covenant and agree that during the Prohibited Period, not to:

(A)

solicit or hire, directly or indirectly for his or her own account or for others, in any manner whatsoever, in the capacity of the Eligible Individual, executive, consultant or in any other capacity whatsoever, one or more of the Eligible Individuals, executives, directors or officers or other persons (hereinafter collectively referred to as “Company Employees”) who at the time of solicitation or hire, or in the one-year period prior thereto, are or were working full-time or part-time for the Company or any of its affiliates and not to endeavor, directly or indirectly, in any manner whatsoever, to encourage any of said Company Employees to leave his or her job with the Company or any of its affiliates; or

(B)

directly or indirectly, and in any manner whatsoever, solicit any client or customer of the Company, with whom the Eligible Individual has had direct contact with, or about whom the Eligible Individual has Confidential Information, to terminate or modify its relationship with the Company that exists on the Date of Termination or that existed any time during the 12 months prior to the Date of Termination.

(iii)

The term “Target Formation” means those stratigraphic units between the top of the upper Bakken Shale Formation and the top of the Nisku Formation, commonly known as the Bakken Formation, and, without limiting the foregoing, expressly including the stratigraphic equivalent of 10,637´ to 10,877´ true vertical depth as seen on the Platform Express log run in the Martell 36-25 HF2 Well (API: 33053048250000) located in Section 36 of Township 151N, Range 103W, McKenzie County, North Dakota.

(iv)

The term “Restricted Area” means any area within a three-mile radius of the boundary of any existing leasehold or other property of the Company or its affiliates, either during the period that the Eligible Individual provides services to the Company or its affiliates or as of the Eligible Individual’s Date of Termination. The parties stipulate that the foregoing is a reasonable area restriction because the area identified is the market area with respect to which the Eligible Individual will help the Company provide its products and services, help analyze, and/or receive access to Confidential Information.

(c) Permitted Ownership. Notwithstanding any of the foregoing, an Eligible Individual shall not be prohibited from owning 2.5% or less of the outstanding equity securities of any entity whose equity securities are listed on a national securities exchange or publicly traded in any over-the-counter market, but only if neither the Eligible Individual nor any of his or her affiliates, together or alone, has the power, directly or indirectly, to control or direct or is involved in the management or affairs of any such corporation that is a Competing Business.

(d) Reasonableness. Each Eligible Individual agrees with the Company and acknowledges that the limitations as to time, geographical area and scope of activity to be restrained as set forth in this Section 7 are the result of arm’s-length bargaining, are fair and reasonable, and do not impose any greater restraint than is necessary to protect the legitimate business interests of the Company in light of (i) the nature and geographic scope of the Company’s operations; (ii) the Eligible Individual’s level of control over and contact with the Company’s business in the Restricted Area; (iii) the fact that the Company’s business is conducted throughout the Restricted Area; and (iv) the consideration that the Eligible Individual is receiving in connection with the performance of his or her duties.

(e) Relief and Enforcement. Each Eligible Individual shall represent to the Company that he or she has read and understands, and agrees to be bound by, the terms of this Section 7. It is the desire and intent of the Company and each Eligible Individual that the provisions of this Section 7 be enforced to the fullest extent permitted under applicable law, whether now or hereafter in effect. However, to the extent that any part of this Section 7 may be found invalid, illegal or unenforceable for any reason, it is intended that such part shall be enforceable to the extent that a court of competent jurisdiction shall determine that such part, if more limited in scope, would have been enforceable, and such part shall be deemed to have been so written and the remaining parts shall as written be effective and enforceable in all events. Each Eligible Individual and the Company shall further agree and acknowledge that, in the event of a breach or threatened breach of any of the provisions of this Section 7, the Company shall be entitled to immediate injunctive relief, as any such breach would cause the Company irreparable injury for which it would have no adequate remedy at law. Nothing herein shall be construed so as to prohibit the Company from pursuing any other remedies available to it hereunder, at law or in equity, for any such breach or threatened breach. For purposes of this Section 7, references to the Company shall include any affiliate of the Company, which, for these purposes, means an individual or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a specified individual or entity.

8. Claims for Benefits.

(a) Initial Claim. In the event that an Eligible Individual or his or her estate claims (a “claimant”) to be eligible for a payment under this Plan, or claims any other rights under this Plan, such claimant must complete and submit such claim forms and supporting documentation as will be required by the Administrator, in its sole and absolute discretion. In connection with the determination of a claim, or in connection with review of a denied claim, the claimant may examine this Plan and any other pertinent documents generally available to Eligible Individuals that are specifically related to the claim. A written notice of the disposition of any such claim will be furnished to the claimant within 90 days after the claim is filed with the Administrator. Such notice will refer, if appropriate, to pertinent provisions of this Plan, will set forth in writing the reasons for denial of the claim, if a claim is denied (including references to any pertinent provisions of this Plan), and, where appropriate, will describe any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary. If the claim is denied, in whole or in part, the claimant will also be notified of this Plan’s claim review procedure and the time limits applicable to such procedure.

(b) Request for Review. Within 90 days after receiving written notice of the Administrator’s disposition of the claim, the claimant may file with the Administrator a written request for review of his or her claim. In connection with the request for review, the claimant will be entitled to be represented by counsel and will be given, upon request and free of charge, reasonable access to all pertinent documents for the preparation of his or her claim. If the claimant does not file a written request for review within 90 days after receiving written notice of the Administrator’s disposition of the claim, the claimant will be deemed to have accepted the Administrator’s written disposition, unless the claimant was physically or mentally incapacitated so as to be unable to request review within the 90 day period.

(c) Decision on Review. After receipt by the Administrator of a written application for review of an initial claim determination, the Administrator will review the claim taking into account all comments, documents, records and other information submitted by the claimant regarding the claim without regard to whether such information was considered in the initial benefit determination. The Administrator will notify the claimant of its decision by delivery via certified or registered mail to the claimant’s last known address. A decision on review of the claim will be made by the Administrator within 45 days of receipt of the written request for review. If special circumstances require an extension of the 45 day period, the Administrator will so notify the claimant and a decision will be rendered within 90 days of receipt of the request for review. In any event, if a claim is not determined by the Administrator within 90 days of receipt of written submission for review, it will be deemed to be denied. The decision of the Administrator will be provided to the claimant as soon as possible but no later than five days after the benefit determination is made. The decision will be in writing and will include the specific reasons for the decision presented in a manner calculated to be understood by the claimant and will contain references to all relevant Plan provisions on which the decision was based. Such decision will also advise the claimant that he or she may receive upon request, and free of charge, reasonable access to and copies of all documents, records and other information relevant to his or her claim and will inform the claimant of his or her right to file a civil action under section 502(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in the case of an adverse decision regarding his or her appeal. The decision of the Administrator will be final and conclusive.

9. General Provisions.

(a) Taxes. The Company is authorized to withhold from any payments made hereunder amounts of withholding and other taxes due or potentially payable in connection therewith, and to take such other action as the Company may deem advisable to enable the Company and Eligible Individuals to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any payments made under this Plan.

(b) Offset. The Company may set off against, and each Eligible Individual authorizes the Company to deduct from, any payments due to the Eligible Individual, or to his or her estate, heirs, legal representatives, or successors, any amounts that may be due and owing to the Company or an affiliate by the Eligible Individual, whether arising under this Plan or otherwise; provided, however, that no such offset may be made with respect to amounts payable that are subject to the requirements of Section 409A of the Code unless the offset would not result in a violation of the requirements of Section 409A of the Code.

(c) Term of this Plan; Amendment and Termination. Prior to a Change in Control, this Plan may be amended or modified in any respect, and may be terminated, in any such case, by resolution adopted by two-thirds (2/3) of the Board; provided, however, that this Plan may not be amended, modified or terminated, (i) at the request of a third party who has indicated an intention or taken steps to effect a Change in Control and who effectuates a Change in Control, or (ii) otherwise in connection with, or in anticipation of, a Change in Control that actually occurs, any such attempted amendment, modification or termination being null and void ab initio with respect to each Eligible Individual, except for any amendment, modification or termination to which such Eligible Individual consents in writing. Any action taken to amend, modify or terminate this Plan that is taken subsequent to the execution of an agreement providing for a transaction or transactions that, if consummated, would constitute a Change in Control shall conclusively be presumed to have been taken in connection with a Change in Control. For a period of one year following the occurrence of a Change in Control, this Plan may not be amended, modified or terminated in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is an Eligible Individual under this Plan on the date the Change in Control occurs, except for any amendment, modification or termination to which such Eligible Individual consents in writing.

(d) Successors. This Plan shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors, permitted assigns, heirs and personal representatives and estates, as the case may be. Neither this Plan nor any right or obligation hereunder of any party may be assigned or delegated without the prior written consent of the other party hereto; provided, however, that the Company may assign this Plan to any of its affiliates and an Eligible Individual may direct payment of any benefits that will accrue upon death. An Eligible Individual shall not have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any payments or other benefits provided under this Plan; and no benefits payable under this Plan shall be assignable in anticipation of payment either by voluntary or involuntary acts, or by operation of law, except by will or pursuant to the laws of descent and distribution. This Plan shall not confer any rights or remedies upon any person or legal entity other than the parties hereto and their respective successors and permitted assigns.

(e) Unfunded Obligation. All benefits due an Eligible Individual under this Plan are unfunded and unsecured and are payable out of the general funds of the Company.

(f) Receipt and Release. Any payment to any Eligible Individual in accordance with the provisions of this Plan shall, to the extent thereof, be in full satisfaction of all claims against the Company, its affiliates and the Administrator under this Plan, and such Eligible Individual shall, as a condition precedent to such payment, execute a receipt and release to such effect in satisfaction of the Severance Conditions. If any Eligible Individual is determined by the Administrator to be incompetent, by reason of physical or mental disability, to give a valid receipt and release, the Administrator may cause the payment or payments becoming due to such person to be made to another person for his or her benefit without responsibility on the part of the Administrator or the Company to follow the application of such funds.

(g) Limitation on Rights Conferred Under Plan. Neither this Plan nor any action taken hereunder will be construed as (i) giving an Eligible Individual the right to continue in the employ or service of the Company or an affiliate; (ii) interfering in any way with the right of the Company or any affiliate to terminate an Eligible Individual’s employment or service at any time; or (iii) giving an Eligible Individual any claim to be treated uniformly with other employees.

(h) Nonexclusivity of this Plan. The adoption of this Plan by the Company will not be construed as creating any limitations on the power of the Company to adopt such other incentive arrangements as it may deem desirable. Except as otherwise expressly provided herein, nothing contained in this Plan will be construed to prevent the Company from taking any action that is deemed by the

Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any payments made under this Plan. No employee, beneficiary or other person will have any claim against the Company as a result of any such action. Any action with respect to this Plan taken by the Administrator, the Company, or any designee of the foregoing shall be conclusive upon all Eligible Individuals and beneficiaries entitled to benefits under this Plan.

(i) Severability. If any provision of this Plan is held to be illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of this Plan, but such provision will be fully severable and this Plan will be construed and enforced as if the illegal or invalid provision had never been included herein.

(j) Application of Section 409A. The amounts payable pursuant to Section 5 of this Plan are intended to comply with the short-term deferral exception and/or separation pay exception to Section 409A of the Code. Notwithstanding any other provision in this Plan, to the extent any payments made or contemplated hereunder constitute nonqualified deferred compensation, within the meaning of Section 409A, then (i) each such payment that is conditioned upon an Eligible Individual’s execution of a release and that is to be paid or provided during a designated period that begins in one taxable year and ends in a second taxable year, shall be paid or provided in the later of the two taxable years and (ii) if an Eligible Individual is a specified employee (within the meaning of Section 409A of the Code) as of the date of the Eligible Individual’s “separation from service” within the meaning of Section 409A of the Code, each such payment that is payable upon the Eligible Individual’s “separation from service” and would have been paid prior to the six-month anniversary of the Eligible Individual’s “separation from service,” shall be delayed until the earlier to occur of (A) the first day of the seventh month following the Eligible Individual’s “separation from service” and (B) the date of the Eligible Individual’s death (the “Delayed Payment Date”). All such amounts that would, but for this Section 9(j), become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date. No interest will be paid by the Company with respect to any such delayed payments. For purposes of Section 409A of the Code, each payment or amount due under this Plan shall be considered a separate payment, and an Eligible Individual’s entitlement to a series of payments under this Plan is to be treated as an entitlement to a series of separate payments. Any amount of expenses eligible for reimbursement, or in-kind benefit provided, during a calendar year shall not affect the amount of expenses eligible for reimbursement, or in-kind benefit to be provided, during any other calendar year. The right to any reimbursement or in-kind benefit pursuant to this Plan shall not be subject to liquidation or exchange for any other benefit.

(k) Governing Law. All questions arising with respect to the provisions of this Plan and payments due hereunder will be determined by application of the laws of the State of Texas, without giving effect to any conflict of law provisions thereof, except to the extent Texas law is preempted by federal law.

(l) Word Usage. Words used in the masculine shall apply to the feminine, where applicable, and wherever the context of this Plan dictates, the plural shall be read as the singular and the singular as the plural.

(m) Named Fiduciary. The Administrator shall be the named fiduciary for purposes of this Plan.

(n) ERISA Rights. As a participant in this Plan, Eligible Individuals are entitled to certain rights and protections under ERISA, which provides that all Plan participants shall be entitled to:

(i)

Examine without charge, at the Administrator’s office and at other specified locations such as worksites, all Plan documents, and copies of all documents filed by this Plan with the U.S. Department of Labor, such as detailed annual reports.

(ii)	Obtain copies of all Plan documents and other Plan information upon written request to the Administrator. The Administrator may make a reasonable charge for the copies.

(iii)	To the extent applicable, receive a summary of this Plan’s annual financial report. The Administrator is required by law to furnish each participant with a copy of this summary annual report.

In addition to creating rights for Plan participants, ERISA imposes obligations upon the people who are responsible for the operation of employee benefit plans. The people who operate this Plan, called “fiduciaries” of this Plan, have a duty to do so prudently and in the interest of Eligible Individuals and beneficiaries. No one, including the Company, may fire an Eligible Individual or otherwise discriminate against the Eligible Individual in any way to prevent the Eligible Individual from obtaining benefits or exercising his or her rights under ERISA.

If a claim for a benefit under this Plan is denied in whole or in part, an Eligible Individual has the right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps an Eligible Individual can take to enforce the above rights. For instance, if an Eligible Individual requests materials from the Administrator and does not receive them within 30 days, the Eligible Individual may file suit in a federal court. In such a case, the court may require the Administrator to provide the materials and pay the Eligible Individual up to $110 a day until the Eligible Individual receives the materials, unless the materials were not sent because of reasons beyond the control of the Administrator. If an Eligible Individual’s claim for benefits is denied or ignored, in whole or in part, the Eligible Individual may file suit in a state or federal court. If an Eligible Individual is discriminated against for asserting his or her rights, the Eligible Individual may seek assistance from the U.S. Department of Labor, or file suit in a federal court. The court will decide who should pay court costs and legal fees. If the Eligible Individual is successful, the court may order the person sued by the Eligible Individual to pay the costs and fees. If the Eligible Individual loses, the court may order the Eligible Individual to pay the costs and fees (for example, if it finds that the Eligible Individual’s claim is frivolous).

If an Eligible Individual has any questions about this Plan, the Eligible Individual should contact the Administrator. If an Eligible Individual has any questions about this statement or about his or her rights under ERISA, or if an Eligible Individual needs assistance in obtaining documents from the Administrator, he or she or she should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington D.C. 20210. An Eligible Individual may also obtain certain publications about his or her rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

(o) Additional Information.

Plan Name:	Employee Change in Control Plan
Fiscal Year of Plan:	January 1 through December 31
Type of Plan:	Welfare Plan
Plan No.:	510
Plan Sponsor:	Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, Texas 77002
Phone: (713) 574-1770
Employer I.D. Number: 80-0554627

Plan Administrator:	Oasis Petroleum Inc. 1001 Fannin Street, Suite 1500
Houston, Texas 77002
Phone: (713) 574-1770
Agent for Service of Legal Process:	The Administrator. Process may be served at the address specified above.

[Signature Page Follows]

OASIS PETROLEUM INC.

By:	/s/ Nickolas J. Lorentzatos
	Name:	Nickolas J. Lorentzatos
	Title:	Executive Vice President, General Counsel and Corporate Secretary

[Signature Page to 2021 Employee Change in Control Plan]

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the proposed transaction between Whiting and Oasis (the “proposed transaction”), the estimated or anticipated future results and benefits of the combined company following the proposed transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, anticipated levels of free cash flow and debt, shareholder returns (including the payment of future dividends), future opportunities for the combined company, statements regarding the payment of bonuses, change of control benefits and severance benefits, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that stockholders of Whiting and Oasis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021 (as amended), which is on file with the Securities and Exchange Commission (the “SEC”) and available on Whiting’s website at www.whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the proposed transaction involving Whiting and Oasis. The proposed transaction will be submitted to stockholders of Whiting and stockholders of Oasis for their consideration and approval at a special meeting of the respective stockholders of each. In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus to be distributed to the stockholders of Whiting and the stockholders of Oasis in connection with the solicitation of proxies for the vote of the respective stockholders of each in connection with the proposed transaction and other matters as described in such proxy statement. After the Registration Statement has been declared effective by the SEC, Whiting and Oasis intend to mail a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) and other relevant documents to their respective stockholders as of the record date established for voting on the proposed transaction. Investors and security holders of Whiting and Oasis are each advised to read, when available, the Registration Statement and any amendments thereto, the Definitive Proxy Statement, once available, and other relevant documents to be filed by Whiting and Oasis with the SEC in connection with Whiting’s and Oasis’ solicitation of proxies for their respective special meetings of stockholders to be held to approve the proposed transaction, because the Registration Statement, the Definitive Proxy Statement and such other relevant documents will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement, the Definitive Proxy Statement, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available), without charge, at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge at Whiting’s website at www.whiting.com under the “Investor Relations” tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction. Information regarding the directors, executive officers, other members of management, and employees of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Information regarding the directors, executive officers, other members of management, and employees of Oasis is included definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction will be set forth in the Registration Statement, the Definitive Proxy Statement and other materials when they are filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.